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                              September 13, 2023

       Yajing Chen
       Chief Financial Officer
       Zai Lab Ltd
       4560 Jinke Road
       Bldg. 1, Fourth Floor
       Pudong, Shanghai, China 201210

                                                        Re: Zai Lab Ltd
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38205

       Dear Yajing Chen:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

   1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section
104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C.
                                                        7214(i)(2)(A)) as
having retained, for the preparation of the audit report on your financial statements included in
the Form 10-K, a registered public accounting firm that has a branch or office that
is located in a foreign jurisdiction and that the Public Company
                                                        Accounting Oversight
Board had determined it is unable to inspect or investigate
                                                        completely because of a
position taken by an authority in the foreign jurisdiction. Please provide the
documentation required by Item 9C of Form 10-K or tell us why you are not required to do so.
Additionally, please amend your Form 10-K to provide the disclosures required under Item
9C(b) of Form 10-K. Refer to the Staff Statement on the Holding
                                                        Foreign Companies
Accountable Act and the Consolidated Appropriations Act, 2023,
                                                        available on our
website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-
                                                        040623.
 Yajing Chen
Zai Lab Ltd
September 13, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any questions.



                                                          Sincerely,
FirstName LastNameYajing Chen
                                                          Division of
Corporation Finance
Comapany NameZai Lab Ltd
                                                          Disclosure Review
Program
September 13, 2023 Page 2
cc:       Aslynn Hogue
FirstName LastName